UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 2 TO

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

LINN ENERGY, LLC

(Names of Subject Company)

LINNCO, LLC

(Names of Filing Persons (Offeror))

UNITS REPRESENTING LIMITED LIABILITY COMPANY INTERESTS

(Title of Class of Securities)

536020100

(CUSIP Number of Class of Securities)

Candice J. Wells

Senior Vice President, General Counsel and Corporate Secretary

LinnCo, LLC

600 Travis, Suite 5100

Houston, Texas 77002

(281) 840-4000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Matthew R. Pacey

Kirkland & Ellis LLP

600 Travis, Suite 3300

Houston, Texas 77002

(713) 835-3600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$159,187,173.06	$16,030.15

*	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended, based on the product of (i) $0.71, the average of the high and low sales prices per unit of Linn Energy, LLC units representing limited liability company interests (“LINN Energy units”) on March 18, 2016, as reported by the NASDAQ Global Select Market, and (ii) 224,207,286 (the maximum number of LINN Energy units that may be exchanged in the transaction for the common shares representing limited liability company interests of LinnCo, LLC). The registration fee was paid on March 22, 2016 in connection with the filing of the original Registration Statement on Form S-4.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 0.0001007 multiplied by the transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $16,030.15	Filing Party: LinnCo, LLC
Form or Registration No.: Form S-4	Date Filed: March 22, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 22, 2016 as amended by that certain Amendment No. 1 to the Tender Offer Statement on Schedule TO, filed on April 6, 2016 (as amended and supplemented from time to time, the “Schedule TO”) by LinnCo, LLC, a Delaware limited liability company (“LinnCo”), relating to the offer by LinnCo to exchange for each outstanding unit representing limited liability company interests in Linn Energy, LLC, a Delaware limited liability company (“LINN Energy”), an affiliate of LinnCo, one common share representing limited liability company interests in LinnCo (such offer, on the terms and subject to the conditions and procedures set forth in the prospectus/offer to exchange, dated April 18, 2016 (the “Prospectus/Offer to Exchange”), filed as Exhibit (a)(1)(A) hereto, and in the related amended and restated letter of transmittal (the “Letter of Transmittal”), together with any amendments or supplements thereto, the “Offer”).

LinnCo has filed with the SEC a Registration Statement on Form S-4 (File No. 333-210331), dated March 22, 2016 and amended as of April 6, 2016 and April 18, 2016 (as amended from time to time, the “Registration Statement”), of which the Prospectus/Offer to Exchange forms a part. The terms and conditions of the Offer are set forth in the Prospectus/Offer to Exchange and the Letter of Transmittal. Pursuant to General Instruction F to Schedule TO, the information contained in the Prospectus/Offer to Exchange and the Letter of Transmittal, including any prospectus supplement or other supplement thereto related to the Offer hereafter filed with the SEC by LinnCo, is hereby expressly incorporated into this Schedule TO by reference in response to Items 1 through 11 of this Schedule TO, and is supplemented by the information specifically provided for in this Schedule TO by reference.

All of the information regarding the Offer as set forth in the Schedule TO, including all exhibits thereto, that were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided for herein and to the extent amended and supplemented by the exhibits filed herewith. Capitalized terms used but not defined in this Amendment have the meanings ascribed to them in the Schedule TO.

Items 1 through 11.

Items 1 and 4(a) are hereby amended and supplemented by adding the following text thereto:

LinnCo today announced that it has extended the expiration of the Offer to 12:00 midnight, New York City Time, at the end of April 25, 2016. All other terms and conditions of the Offer remain unchanged.

American Stock Transfer & Trust Company, LLC, the exchange agent for the Offer, has advised that, as of 5:00 p.m., New York City Time, on April 15, 2016, a total of approximately 55,490,588 units were validly tendered and not validly withdrawn in the Offer.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended by the restatement of Exhibit (a)(1)(A) and addition of Exhibit (a)(5)(C) as set forth below:

Exhibit No.	Description

(a)(1)(A)	Prospectus/Offer to Exchange (incorporated by reference to Amendment No. 2 to LinnCo’s Registration Statement on Form S-4 filed on April 18, 2016 (the “Form S-4”)).

(a)(5)(C)	Press Release dated April 18, 2016.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 18, 2016

LINNCO, LLC

By:	/s/ Candice J. Wells
Name:	Candice J. Wells
Title:	Senior Vice President, General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Prospectus/Offer to Exchange (incorporated by reference to Amendment No. 2 to LinnCo’s Registration Statement on Form S-4 filed on April 18, 2016 (the “Form S-4”)).

(a)(5)(C)	Press Release dated April 18, 2016.

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